Exhibit 1.01

Sonic Foundry, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” The Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report.

1. Company Overview

This report has been prepared by management of Sonic Foundry, Inc. (herein referred to as “Sonic Foundry” the “Company,” “we,” “us,” or “our”). The information includes the activities of all our subsidiaries.

Sonic Foundry is a trusted market leader for enterprise webcasting solutions, providing video content management and distribution for education, business and government. Powered by the patented Mediasite Enterprise Video Platform and webcast services of Mediasite Events, Sonic Foundry empowers people to advance how they share knowledge online, using video webcasts to bridge time and distance, enhance learning outcomes and improve performance.

2. Products Overview

Sonic Foundry’s Mediasite recorders provide customers options to record and upload content from their location including training rooms, classrooms, videoconferences, live events. These recorders are assembled for Sonic Foundry at a facility located in Wisconsin. The contract manufacturer that assembles these products sources all components required with the exception of capture cards, which are purchased directly by Sonic Foundry and installed by our contract manufacturer. The included capture cards are manufactured in Great Britain.

3. Supply Chain Overview

Sonic Foundry relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI).

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, and gold (3TG), can be found in Sonic Foundry’s recorders and in the capture cards we include in the recorders. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

5. Due Diligence Program

5.1.Conflict Minerals Policy

Sonic Foundry, Inc.
Conflict Minerals Policy
May 1, 2014

As part of its commitment to global social responsibility and in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of the 2010 United States Congress, Sonic Foundry prohibits using in its products tin, tungsten, tantalum, or gold from any source whose supply chain, back to the mines of origin of the minerals used to produce these metals, contributes to human rights abuses in the Democratic Republic of Congo or adjoining countries.

Sonic Foundry expects its suppliers to use due diligence to implement policies and procedures throughout the supply chain that are consistent with this policy statement. Due diligence, as used in this policy, generally follows the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (available here: http://www.oecd.org/). Sonic Foundry adopts, and incorporates into this policy, Annex II of this OECD document, which provides substantial policy detail.

5.2. Due Diligence Process

5.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Sonic Foundry designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of a governance structure with technical staff and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We will periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

5.2.2. Internal Team

Sonic Foundry has established a team for complying with the due diligence process. Our team includes our Chief Financial Officer and a team of subject matter experts from relevant functions such as, purchasing and hardware engineering. Senior management is briefed about the results of our due diligence efforts on a regular basis.

5.2.3. Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we meet regularly either in person or by phone, with the manufacturer of our recorders and capture cards in order to discuss requirements and archive the received supplier reports. Feedback from this engagement has allowed us to render this report.

5.2.4. Escalation Procedure

We have created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses from component suppliers.

5.2.5. Maintain records

Sonic Foundry has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6. Risk and Risk Mitigation

A number of factors could introduce errors or otherwise affect our conflict free declaration. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion over requirements of or changes to SEC rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, companies going out of business, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.

7. Report on Supply Chain Due Diligence and Results

Sonic Foundry’s supplier of recorders follows the OECD Due Diligence Guidance and has made inquiries of component suppliers regarding the countries of origin of any conflict minerals used in our recorders as part of their due diligence efforts. While some component suppliers have responded that conflict minerals used in components did not originate in the Democratic Republic of Congo or an adjoining country, many other component suppliers are not yet able to make a determination. Sonic Foundry will continue to work closely with its supplier of recorders to identify the source of supply for the remaining components used in its recorders.